UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Metalla Royalty & Streaming Ltd.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

59124U605
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS

Alamos Gold Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐ Joint Filing
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	5	SOLE VOTING POWER:
		2,057,350

Number of	6	SHARED VOTING POWER:
Shares		0
Beneficially
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting		2,057,350
Person With
	8	SHARED DISPOSITIVE POWER:
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,057,350
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1(a).	Name of Issuer
Metalla Royalty & Streaming Ltd. (the “Issuer”)

Item 1(b).    Address of Issuer’s Principal Executive Offices

543 Granville Street, Suite 501
Vancouver, British Columbia
V6C 1X8

Item 2(a).    Name of Persons Filing

Alamos Gold Inc. (“Alamos Gold”)

Item 2(b).    Address of Principal Business Office or, if none, Residence

The address of Alamos Gold is:

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada, M5J 2T3

Item 2(c).    Citizenship

See Row 4 of the cover pages

Item 2(d).    Title of Class of Securities

Common shares, no par value (“Common Shares”)

Item 2(e).    CUSIP Number

59124U605

Item 3.        Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Row 9 of the cover pages.
(b)
Percent of Class:

See Row 11 of the cover pages. The percentage is based on 33,811,175 Common Shares outstanding as of December 17, 2019, as reported on the Form 8-A12B filed by the Issuer with the U.S. Securities and Exchange Commission on December 17, 2019.

(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See Row 5 of the cover pages.

(ii) shared power to vote or to direct the vote: See Row 6 of the cover pages.

(iii) sole power to dispose or to direct the disposition of: See Row 7 of the cover pages.

(iv) shared power to dispose or to direct the disposition of: See Row 8 of the cover pages.

 Item 5.        Ownership of Five Percent or Less of a Class

Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.        Identification and Classification of Members of the Group

Not applicable

Item 9.        Notice of Dissolution of Group

Not applicable

Item 10.        Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2020

ALAMOS GOLD INC.

By:	/s/ James R. Porter
Name: James R. Porter Title: Chief Financial Officer